UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Stonepeak-Plus Infrastructure Fund LP
(Name of Issuer)
Stonepeak-Plus Infrastructure Fund LP
(Name of Person(s) Filing Statement)
Class A-1a, Class A-1b, Class A-1c, Class F-1, Class I-1 and Class X Limited Partnership Units
(Title of Class of Securities)

LP5740SPK, LP5742SPK, LP5755SPK, LP5747SPK, LP5745SPK and LP5757SPK
(CUSIP Number of class of securities)
Adrienne Saunders
55 Hudson Yards
550 W 34th Street, 48th Floor
New York, NY 10001

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)
With a copy to:
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
855 Boylston Street, 9th Floor
Boston, MA 02116

Ruoke Liu
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001

August 26, 2025
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO (as amended and restated, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) by the Fund (as defined below) on August 4, 2025, in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. All information set forth in the Offer to Purchase (as defined below) is incorporated herein by reference in answer to all items in this Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.
Item 1.	Summary Term Sheet.
Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.
Item 2.	Subject Company Information.
(a)
The name of the issuer is Stonepeak-Plus Infrastructure Fund LP (the “Fund”). The Fund is a private fund that is exempt from registration under Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund is organized as a Delaware limited partnership. Certain investors with particular tax characteristics, such as tax-exempt investors and non-U.S. investors, invest in the Fund through Stonepeak-Plus Infrastructure Fund (TE) LP, a Delaware limited partnership (the “Feeder Fund”). The Feeder Fund indirectly invests all or substantially all of its assets in the Fund, and is participating directly, on behalf of its investors, in the Fund’s Offer to Purchase through its interest in the Fund, subject to any terms and conditions of the Fund’s repurchase program. The principal executive office of the Fund is located at 550 W 34th Street, 48th Floor, New York, New York 10001 and the telephone number is (212) 907-5100.

(b)
The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class A-1a limited partnership units (the “Class A-1a Units”), Class A-1b limited partnership units (the “Class A-1b Units”), Class A-1c limited partnership units (the “Class A-1c Units”), Class F-1 limited partnership units (the “Class F-1 Units”), Class I-1 limited partnership units (the “Class I-1 Units”), Class X limited partnership units (the “Class X Units,” and together with Class A-1a Units, Class A-1b Units, Class A-1c Units, Class F-1 Units and Class I-1 Units, the “Units”) or portions thereof. As of the close of business on July 28, 2025, there were 11,889,483 Units outstanding, comprised of 8,945,579 Class A-1a Units, 1,357,958 Class A-1b Units, 1,163,964 Class A-1c Units, 177,892 Class F-1 Units, 15,786 Class I-1 Units and 228,304 Class X Units outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 447,278 of Class A-1a Units, 67,897 of Class A-1b Units, 58,198 of Class A-1c Units, 8,894 of Class F-1 Units, 789 of Class I-1 Units and 11,415 of Class X Units that are tendered by its unitholders (the “Unitholders”), including, for the avoidance of doubt, indirectly by unitholders of the Feeder Fund (the “Feeder Unitholders”), and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). Unless otherwise specified, references to Unitholders herein shall include Feeder Unitholders and Feeder Unitholders shall have a right to participate in the Offer under the same terms as direct unitholders of the Fund. For the avoidance of doubt, Feeder Unitholders will have their units repurchased at the Feeder Fund level, and the Feeder Fund will participate in the Offer of the Fund on behalf of the Feeder Unitholders. The Units subject to the Offer represent approximately 5% of the Fund’s outstanding Units as of July 28, 2025.

(c)	Units are not traded in any market.
Item 3.	Identity and Background of Filing Person.
(a)
The Fund is tendering for its own Units. The information required by this Item is set forth in Item 2(a) above. Stonepeak-Plus Infrastructure Fund Advisors LLC (the “Investment Advisor”) serves as the investment advisor for the Fund, Stonepeak-Plus Infrastructure Fund Associates LP (the “General Partner” and, together with the Investment Advisor, as applicable, the “Sponsor”) serves as the general partner for the Fund. The Sponsor is located at 550 W 34th Street, 48th Floor, New York, New York 10001 and its telephone number is (212) 907-5100. The Fund’s executive officers and the directors serving on the Fund’s board of directors (each, a “Director” and collectively the “Board”) are set forth below as of July 28, 2025:

Name	Position
Luke Taylor	Director, Chairperson of the Board
Cyrus Gentry	Director, Chief Executive Officer
Anthony Borreca	Director, Chief Investment Officer
Nisha Kumar	Independent Director
Michael Morgan	Independent Director
Robert Soderbery	Independent Director
Zachary Feingold	Chief Operating Officer
Steven Mlynar	Chief Financial Officer

(b)-(c)	Not applicable.
Item 4.	Terms of the Transaction.
(a)(1) (i)
Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 447,278 of Class A-1a Units, 67,897 of Class A-1b Units, 58,198 of Class A-1c Units, 8,894 of Class F-1 Units, 789 of Class I-1 Units and 11,415 of Class X Units that are tendered by Unitholders by 11:59 p.m., Eastern Time, on September 23, 2025, and not withdrawn as described in Item 4(a)(1)(vi).

(ii)
The purchase price for each of Class A-1a Units, Class A-1b Units, Class A-1c Units, Class F-1 Units, Class I-1 Units and Class X Units (or portion thereof) tendered is $28.14, $28.15, $28.15, $28.15, $28.51 and $28.51, respectively, which is the net asset value per Class A-1a Unit, Class A-1b Unit, Class A-1c Unit, Class F-1 Unit and Class X Unit as of June 30, 2025 and the initial purchase price per Class I-1 Unit in the initial issuance of Class I-1 Units in July 2025, upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Unitholder that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Unitholder that the Fund has received and accepted their tender and the Fund will make cash payment(s) promptly after the Offer expires. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv) and is incorporated herein by reference.
(iii)
The Offer is scheduled to expire on September 23, 2025, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.
(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)
Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. Note that certain Unitholders may be required to deliver their Letter of Transmittal to their Financial Intermediary, as defined in the Summary Term Sheet (instead of directly to SS&C GIDS, Inc.). All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.
(xi)	Not applicable.
(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)	Not applicable.
(b)	To the Fund’s knowledge, none of the executive officers, Directors, or affiliates of the Fund intend to tender Units in the Offer.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.
(a)-(d)	Not applicable.
(e)
The Fund’s Private Placement Memorandum, as amended and/or supplemented from time to time (the “Memorandum”), provides that the Sponsor has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Sponsor expects that the Fund will purchase Units from Unitholders quarterly. However, the Fund is not required to conduct tender offers. In May 2025, the Fund adopted a unit repurchase arrangement for the repurchase of Class X Units acquired by Stonepeak Partners LP and its subsidiaries and affiliated entities (“SP Investors”) in recognition of their supporting the Fund’s initial and potential future acquisitions, subject to certain limitations. As of August 25, 2025 there are no SP Investors, the Fund has not issued any Class X Units that are subject to a different unit repurchase agreement, and the Fund will not repurchase any Class X Units pursuant to such unit repurchase arrangement during the pendency of the Offer and for ten business days thereafter. The Fund does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Fund, any of the Fund’s executive officers or Directors, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and (ii) any other person with respect to any securities of the Fund (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of This Tender Offer and Plans or Proposals.
(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)-(b)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.
(c)	Not applicable.
(d)
None of the Fund, the Sponsor, the Board or any person controlling the Fund, the Sponsor or the Board has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.

Item 8.	Interest in Securities of the Issuer.
(a)
Based on the number of Units outstanding as of July 28, 2025, the following persons own the number of Units indicated in the below table. The following persons only hold Class X Units. None of our Units have voting power.

Person	Units	Percentage of the Fund’s Outstanding Units
Luke Taylor	77,597	*
Cyrus Gentry	5,187	*
Anthony Borreca	—	—
Nisha Kumar	1,940	*
Michael Morgan	1,940	*
Robert Soderbery	—	—
Zachary Feingold	—	—
Steven Mlynar	—	—

*	Less than 1%.
None of the persons listed above intends to tender any of his or her Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.
(b)
Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, as previously reported in Form 4 filings, the Fund has issued an aggregate of approximately 3,880 Units of the Fund to the Directors of the Fund as director compensation and approximately 82,784 Units of the Fund to the Directors and executive officers of the Fund as part of its continuous offering of Units (with an aggregate value of approximately $2,233,681, based on a NAV per Unit of $25.77 as of May 31, 2025) and no Units to the Sponsor of the Fund, or any person controlling the Fund or the Sponsor. Other than as set forth in the preceding sentence and the transactions conducted pursuant to the Fund’s continuous offering of Units, as disclosed on the Fund’s current reports on Form 8-K, filed with the SEC on July 7, 2025 and August 1, 2025, each of which is incorporated by reference herein, there have been no other transactions in Units effected during the past sixty (60) days by the Fund, the Sponsor, or any Director or executive officer of the Fund, or any person controlling the Fund or the Sponsor.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
(a)	No persons have been employed, retained, or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.	Financial Statements.
(a)	Not applicable.
(b)	Not applicable.
Item 11.	Additional Information.
(a)	(1)
None.
(2)	None.
(3)	Not applicable.
(4)	None.
(5)	None.
(c)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.
Item 12.	Exhibits.
(a)(1)	(i)
Cover Letter to Offer to Purchase and Letter of Transmittal.

(ii)	Offer to Purchase.
(iii)	Forms of Letter of Transmittal.
(iv)	Form of Letter from the Fund to Unitholders in Connection with the Fund’s Acceptance of Units.
(v)	Forms of Notice of Withdrawal of Tender.
(a)(2)-(4)	Not applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK-PLUS INFRASTRUCTURE FUND LP

By:	/s/ Cyrus Gentry
Name:	Cyrus Gentry
Title:	Chief Executive Officer

Dated: August 26, 2025

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Forms of Letter of Transmittal.
(a)(1)(iv)	Form of Letter from the Fund to Unitholders in Connection with the Fund’s Acceptance of Units.
(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
EX-FILING FEES	Calculation of Filing Fee Table